# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OneConnect Financial Technology Co., Ltd., CIK 0001780531
CUSIP: 68248T204
Title of class of securities: Ordinary Shares, par value US$0.00001 per share, represented by American Depositary Shares
Address of issuer's principal executive offices: 21/24F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, China (F4), 518000
Date of event which requires filing of this statement: 05/15/2025
Amends the filing with accession number 0001104659-25-021530
Filed by CIK 0001802730
Persons authorized to receive notices and communications: Yanmei Dong, Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86-755-2262-7970

## Reporting persons
- Bo Yu Limited (CIK 0001802730): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 541,138,998; shared voting power 0; sole dispositive power 541,138,998; shared dispositive power 0; aggregate amount beneficially owned 541,138,998 (46.3% of the class)
  Comment: 1. Each of row 7, 9 and 11 represents the Ordinary Shares reported by Bo Yu Limited ("Bo Yu") including (i) 353,077,356 Ordinary Shares of the Issuer held of record by Bo Yu, and (ii) up to 188,061,642 Ordinary Shares of the Issuer that Bo Yu has the right to acquire upon exercise of the Offshore Call Options (as defined below) at any time.
  
  Pursuant to the amended and restated option agreement dated May 12, 2021 (the "Amended and Restated Option Agreement"), each of the shareholders of Yi Chuan Jin Limited ("Yi Chuan Jin," a British Virgin Islands company that owns 100% of the equity interests in Sen Rong Limited, which held of record 188,061,642 Ordinary Shares of the Issuer as of March 31, 2024), has granted call options (the "Offshore Call Options"), to Bo Yu over his or her respective 5,000 Ordinary Shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time. Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu.
  
  2. Row 13 represents the percentage calculated based on 1,169,980,653 Ordinary Shares of the Issuer issued and outstanding as of May 15, 2025, as reported by the Issuer in its current report on Form 6-K filed with the Securities and Exchange Commission on May 15, 2025 (the "Form 6-K").
- Ping An Insurance (Group) Company of China, Ltd. (CIK 0001301951): type of reporting person: corporation (CO), insurance company (IC), parent holding company or control person (HC); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 605,394,156; shared voting power 0; sole dispositive power 605,394,156; shared dispositive power 0; aggregate amount beneficially owned 605,394,156 (51.7% of the class)
  Comment: 1. Each of row 7, 9 and 11 represents the Ordinary Shares reported by Ping An Insurance (Group) Company of China, Ltd. ("Ping An") including (i) 353,077,356 Ordinary Shares of the Issuer held of record by Bo Yu, (ii) up to 188,061,642 Ordinary Shares of the Issuer that Bo Yu has the right to acquire upon exercise of the Offshore Call Options at any time, (iii) 22,687,368 Ordinary Shares (in the form of 756,245.6 ADSs) of the Issuer held of record by China Ping An Insurance Overseas (Holding) Limited ("PAOH"), and (iv) 41,567,790 Ordinary Shares of the Issuer (in the form of 1,385,593 ADSs) held of record by Lanbang Investment Company Limited ("Lanbang"), which one of Ping An's indirectly wholly owned subsidiary, An Ke Technology Company Limited ("An Ke Technology") has the right to acquire upon exercise of the Lanbang Offshore Call Options (as defined below).
  
  PAOH is a limited liability company incorporated in Hong Kong with its registered business address at Suite 2318, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. Ping An ultimately wholly owns PAOH and Bo Yu. As such, Ping An is deemed as the beneficial owner of the Ordinary Shares of the Issuer held by PAOH and Bo Yu.
  
  Lanbang is a company incorporated in the British Virgin Islands directly held by Mr. Jingkui SHI and Mr. Xuelian YANG as to 50% and 50%. Each of Mr. Jingkui SHI and Mr. Xuelian YANG has granted an option to An Ke Technology to purchase up to 100% of his shares in Lanbang ("Lanbang Offshore Call Options"). The Lanbang Offshore Call Options are exercisable at any time, in whole or in part, during the period commencing on November 1, 2024 and ending on October 31, 2034. An Ke Technology is indirectly wholly owned by Ping An. As such, Ping An is deemed as the beneficial owner of the Ordinary Shares of the Issuer (in the form of ADSs) held by Lanbang.
  
  2. Row 13 represents the percentage calculated based on 1,169,980,653 Ordinary Shares of the Issuer issued and outstanding as of May 15, 2025, as reported by the Issuer on the Form 6-K.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.00001 per share, represented by American Depositary Shares
Name of issuer: OneConnect Financial Technology Co., Ltd.
Address of issuer's principal executive offices: 21/24F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, China (F4), 518000
Comment: This Amendment No. 1 (the "Amendment") amends and supplements the statement on Schedule 13D, filed by the Reporting Persons on March 7, 2025 (the "Original Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
The name and principal occupation of each of the directors and executive officers of Ping An set forth under Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The following sets forth the name and principal occupation of each of the directors and executive officers of Ping An Insurance (Group) Company of China, Ltd. Each of the following persons is a citizen of the People's Republic of China, except that (i) Guo, Michael is a citizen of Australia, (ii) Chearavanont, Soopakij is a citizen of Thailand, (iii) Yang, Xiaoping and Ng, Sing Yip are citizens of Hong Kong, and (iv) Ng, Kong Ping Albert is a citizen of Hong Kong and Australia. The business address of each of the following persons is c/o 47th, 48th, 108th, 109th, 110th, 111th and 112th Floors, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, China.

Name Principal Occupation
Ma, Mingzhe Chairman of the Board of Directors
Xie, Yonglin Executive Director, President and Co-CEO
Guo, Michael Executive Director, Co-CEO and Senior Vice President
Cai, Fangfang Executive Director, Senior Vice President
Fu, Xin Executive Director, Senior Vice President, Chief Financial Officer
Chearavanont, Soopakij Non-executive Director
Yang, Xiaoping Non-executive Director
He, Jianfeng Non-executive Director
Cai, Xun Non-executive Director
Ng, Sing Yip Independent Non-executive Director
Chu, Yiyun Independent Non-executive Director
Liu, Hong Independent Non-executive Director
Ng, Kong Ping Albert Independent Non-executive Director
Jin, Li Independent Non-executive Director
Wang, Guangqian Independent Non-executive Director
Huang, Baoxin Senior Vice President
Sheng, Ruisheng Board Secretary and Company Secretary
Zhang, Zhichun Assistant President and Person-in-charge of Auditing
Guo, Shibang Assistant President and Chief Risk Officer
Residence or business address: There is no update or amendment to this Item 2(b).
Present principal occupation or employment: See (a).
Criminal convictions in the last five years: There is no update or amendment to this Item 2(d).
Civil proceedings (securities laws) in the last five years: There is no update or amendment to this Item 2(e).
Citizenship: There is no update or amendment to this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: There is no update or amendment to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Scheme of Arrangement

Bo Yu and the Issuer made a joint announcement on May 15, 2025 (the "Joint Announcement") that Bo Yu has requested the Issuer's board of directors to put forward a proposal (the "Proposal") to the holders of all Ordinary Shares (including the Ordinary Shares represented by the ADSs) other than the Ordinary Shares held by Bo Yu (the "Scheme Shares," and the holders thereof, the "Scheme Shareholders") for the privatization of the Issuer by way of a scheme of arrangement (the "Scheme") under Section 86 of the Companies Law of the Cayman Islands, subject to the satisfaction of the pre-condition and satisfaction or waiver of the conditions as set out in Joint Announcement.

If the Proposal is approved and implemented, under the Scheme, the Scheme Shares will be cancelled in exchange for HK$2.068 (the "Cancellation Price") in cash for each Scheme Share and holders of ADSs (each representing 30 Ordinary Shares) will for each ADS receive the US dollar equivalent of 30 times the Cancellation Price, converted at the most recently published Federal Reserve H.10 exchange rate available prior to the effective date of the Scheme.

The implementation of the Proposal with respect to the Scheme Shares underlying the ADSs will be carried out in accordance with US federal securities laws, the requirements of the NYSE and the terms of the Deposit Agreement (as defined in the Joint Announcement). The Scheme Shares underlying the ADSs are held of record by the Depositary (as defined in the Joint Announcement), which will receive the cancellation consideration in US dollars in respect of the Scheme Shares. The Depositary will then distribute the U.S. dollar cash it receives pro rata to the ADS holders, based on their respective holdings (net of applicable fees, charges and expenses of the Depositary (as defined in the Joint Announcement), governmental charges and any taxes withheld) subject to and in accordance with the terms of the Deposit Agreement (as defined in the Joint Announcement).

Upon the Scheme becoming effective, the Issuer will apply to the Stock Exchange of Hong Kong Limited (the "HKSE") for the withdrawal of the listing of the Ordinary Shares on the HKSE in accordance with Rule 6.15(2) of the Rules Governing the Listing of Securities on the Stock Exchange. In addition, the listing of the ADSs on the NYSE will be withdrawn in accordance with Rule 12d2-2 under the General Rules and Regulations of the Exchange Act.

If the Scheme is not approved or the Proposal otherwise lapses, the listing of the Ordinary Shares on the HKSE and the ADSs on the NYSE will not be withdrawn. Additionally, there are restrictions under the Code on Takeovers and Mergers in Hong Kong (the "Takeovers Code") on making subsequent offers, to the effect that neither Bo Yu nor any person who acted in concert with Bo Yu in the course of the Proposal (nor any person who is subsequently acting in concert with any of them) may, within 12 months from the date on which the Scheme is not approved or the Proposal otherwise lapses, (i) announce an offer or possible offer for the Company, or (ii) acquire any voting rights of the Company if Bo Yu or persons acting in concert with it would thereby become obliged under Rule 26 of the Takeovers Code to make an offer, in each case except with the consent of the Executive (as defined in the Joint Announcement).

This item is qualified in its entirety by reference to the Joint Announcement, which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows (11) and (13) of the cover pages of this Amendment are hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: Rows (7) to (9) of the cover pages of this Amendment are hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as disclosed in the Original Schedule 13D, as amended by this Amendment, none of the Reporting Persons or, to their knowledge, any of the persons listed in (a) of Item 2, has effected any transactions relating to the Ordinary Shares since the filing of the Original Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth and/or incorporated by reference in Item 4 of the Original Schedule 13D, as amended by this Amendment, is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by adding the following:

Exhibit 99.4 Announcement on the Stock Exchange of Hong Kong -- Joint Announcement -- (1) Pre-Conditional Proposal for the Privatisation of Oneconnect Financial Technology Co., Ltd. by Way of a Scheme of Arrangement (Under Section 86 of The Companies Act); (2) Proposed Withdrawal of Listing of Oneconnect Financial Technology Co., Ltd.; and (3) Establishment of the Independent Board Committee (https://www.sec.gov/Archives/edgar/data/1780531/000110465925049062/tm2515229d1_ex99-1.htm)

## Signatures
- Bo Yu Limited: /s/ Dong Yanmei, Dong Yanmei/Director (05/16/2025)
- Ping An Insurance (Group) Company of China, Ltd.: /s/ Xie Yonglin, Xie Yonglin/Executive Director, President and Co-CEO (05/16/2025)